news release

Zi Corporation Launches Qix with T-Mobile in the UK

First Commercial Deployment of Qix

London, UK – 22 December 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions for mobile devices, today announced the deployment by T-Mobile of Qix™, Zi Corporation's revolutionary mobile search and discovery engine, on 25,000 Nokia N70 mobile phones. The service will be available on other phone models through the course of 2007.

T-Mobile is initially offering Qix in the UK, and the global agreement with Zi Corporation provides for additional rollouts in other countries covered by T-Mobile.

Qix is an innovative technology that enables rapid discovery of contacts, features, services, and other content on mobile handsets. Zi worked closely with T-Mobile to create a customised Qix experience. All the phones in this rollout include content links (QixLinks), which will allow T-Mobile customers to quickly access their preferred content on T-Zones.

Matthew Dove, T-Mobile UK's Head of Internet & Email Products, said, "T-Mobile is the only network to offer this innovative product to the UK consumer market. Having a tool that will enable users to make the most of their phones will certainly enhance the user experience and the service to our customers."

Milos Djokovic, Zi Corporation's President and CEO, added, "This is the first major rollout of Qix in the marketplace and it validates our global deployment strategy through an industry leader. We are delighted to be working with T-Mobile to support the needs of its customer base."

Qix-enabled phones will be available through T-Mobile retail stores and online at www.t-mobile.co.uk from December 2006, pricing will be dependent on price plan. Qix is offered as a no-cost feature to consumers.

About Qix

Qix is an innovative mobile search and service discovery engine that enables rapid discovery of contacts, features, services and more, on mobile handsets. Qix removes barriers to revenue-producing features on mobile phones by significantly reducing the number of key presses needed to navigate through content. As a result, it increases service usage and adoption resulting in greater ARPU for carriers. Qix interactive memory remembers user data for future access, and tracks and prioritizes frequently used personal selections based on individual usage patterns.

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix™ and are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:
GBCS PR (European media) Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

For T-Mobile:

Robin O'Kelly
Robin.okelly@t-mobile.co.uk
+44 (0) 7786 702526

Intelligent Interface Solutions